Exhibit 99.1

Freightos Reports KPIs for Fourth Quarter of 2025 Exceeding Management Expectations

The Company Plans To Report Earnings on February 23, 2026

January 15, 2026 – Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading digital freight booking and payment platform for the international freight industry, today reported preliminary key performance indicators for the fourth quarter of 2025, reflecting continued execution across its global freight booking platform and steady engagement from airlines and freight buyers.

	Actuals*	Management’s Expectations**	Actuals*	Management’s Expectations
	Q4 2025	Q4 2025	FY 2025	FY 2025

# Transactions (‘000)	445	438 - 444	1,643	1,636 - 1,641
Year over Year Growth	27%	25% - 27%	26%	26% - 26%
GBV ($m)	357	340 - 344	1,286	1,268 - 1,272
Year over Year Growth	27%	21% - 22%	44%	42% - 42%

*Numbers are preliminary and subject to change with the full earnings release

** Due to an administrative error, the outlook provided on November 17, 2025 contained inaccuracies in the percentages of year on year growth for both # Transactions and GBV. The table above reflects the absolute numbers as provided on November 17, 2025 alongside the growth rates that accurately reflect management’s expectations as of that date.

Platform Expansion and Network Growth

Freightos continued its robust expansion in Q4 2025, achieving the 24rd consecutive quarter of record transactions.

•	Transactions: Q4 2025 transactions totaled 445k, up 27% year-over-year and modestly above management’s expectations. Full-year growth was also 26%, well within our 20–30% long-term growth range. Growth in the quarter was driven primarily by the WebCargo platform, connecting carriers and freight forwarders, and the carrier portal component. 7LFreight, our rate management and quoting platform for North American freight forwarders, also delivered strong growth.

•	Carrier and Buyer Growth: Our active carrier network maintained its record level of 77 carriers in Q4 2025. Stability at this high watermark reflects resilient engagement from integrated carriers while we continue to broaden coverage with targeted regional and specialist capacity. Recent additions to the network such as Euroairlines, Jambojet, and Pattaya Airways are in the process of integration, and, combined with a healthy pipeline, we anticipate continued growth in active supply. Meanwhile, unique buyer users slightly increased to approximately 20,700.

•	Gross Booking Value (GBV): The total value of transactions processed on the Freightos platform, or GBV, reached $357M for Q4 2025 and $1.29B for the full year 2025, reflecting year over year growth of 27% and 44%, respectively. WebCargo was the largest contributor to GBV growth, with the carrier portal contributing meaningfully as it continued to scale. As the carrier portal reached material scale in late 2024, year-over-year growth in Q4 reflects a higher comparison base relative to earlier quarters. 7LFreight also delivered strong percentage growth, albeit from a smaller base.

“This quarter’s KPIs highlight the strength of our network and the resilience of our model,” said Pablo Pinillos, CFO and Interim CEO of Freightos. “With most major airlines already active on the platform, we are expanding coverage with regional and specialist carriers and increasing transaction density across the ecosystem. In parallel, we continue to prepare the platform for broader participation from ocean carriers as adoption progresses across modes. Our strategy remains unchanged, and my focus - together with the leadership team - is on disciplined execution against that roadmap as we scale.”

Q4 2025 Earnings Call

Financial results for the fourth quarter and full year 2025 will be reported before markets open on February 23, 2026. Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EST.

Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

To participate in the call, please register at the following link: https://freightos.zoom.us/webinar/register/WN_iuCRJ6czR-aLZ1GwSm7kTw

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the call’s transcript, will be available on Freightos' Investor Relations website following the call.

Glossary

We have provided below a glossary of certain terms used in this press release:

•	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a calendar quarter.

•	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

•	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

•	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world's leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com